Exhibit 99.1




Company Announcement

MIH Limited has advised the Amsterdam Stock Exchange and the Nasdaq National Market that, effective December 31, 1999, Lesley R. Penfold resigned as a member of MIH Limited's Board of Directors and, effective January 1, 2000, Stephen F. Ward was appointed to MIH Limited's Board of Directors.